                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Schedule 13E-4

                                 Amendment No. 1

                          Issuer Tender Offer Statement

                         Dimensional Visions Group, Ltd.
                         8855 North Black Canyon Highway
                             Phoenix, Arizona 85021
 ...............................................................................
                                (Name of Issuer)

 ...............................................................................
                      (Name of Person(s) Filing Statement)

                            Series B Preferred Stock
 ...............................................................................
                         (Title of Class of Securities)

                                      None
 ...............................................................................
                      (CUSIP Number of Class of Securities)

                             Steven B. King, Esquire
                   1735 Market Street, Philadelphia, PA 19103
                          Telephone No. (215) 994-1037
 ...............................................................................
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 August 19, 1996
 ...............................................................................
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

 X       Check box if any part of the fee is offset as provided by Rule
--- 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing.

Amount Previously Paid:  $689.65
Form or Registration No.:  005-40793
Filing Party:  Dimensional Visions Group, Ltd.
Date Filed:  August 21, 1996



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                                 SCHEDULE 13E-4

         The issuer is Dimensional Visions Group, Ltd., a Delaware corporation (the "Company"), with principal executive offices located at 8855 North Black Canyon Highway, Phoenix, AZ 85021. In the initial filing of the Company's Issuer Tender Offer Statement on Schedule 13E-4 (the "Initial Filing") on August 21, 1996, the Company sought the tender of 198,200 shares of its Series B Preferred Stock representing all of the outstanding shares of the Series B Preferred Stock. The Company hereby amends Items 7 and 9 of the Initial Filing as follows. All other Items remain unchanged from the Initial Filing.

Item 7.  Financial Information

         In addition to the financial information previously provided by incorporation by reference, the Company also includes herewith certain selected summary historical financial information and pro forma financial information disclosing the effect of the tender offer on (a) the Company's balance sheet as of June 30, 1996; (b) the Company's statement of income and earnings per share amounts for the fiscal year ended June 30, 1996.

Item 9.  Materials to be Filed as Exhibits

         Supplemental tender offer materials provided to security holders by or on behalf of the person filing this Schedule 13E-4 concerning the extension of the expiration date of the tender offer, the ability to withdraw a tender, and the Company's summary financial information.

                                    SIGNATURE
         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           DIMENSIONAL VISIONS GROUP, LTD.


October 29, 1996           By:   /s/ George S. Smith
----------------           -----------------------------------------------------
(Date)                     (Signature)

                           George S. Smith, Chairman and Chief Executive Officer
                           -----------------------------------------------------
                           (Name and Title)

                                                              October 23, 1996



To Holders of Series B
Preferred Stock of
Dimensional Visions Group, Ltd.:

Dear Shareholder:

                  Reference is made to the Letter of Transmittal dated August 19, 1996 (the "Letter of Transmittal") regarding the offer of Dimensional Visions Group, Ltd. (the "Company") made to all holders of Series B Preferred Stock to exchange their shares of such Series B Preferred Stock for one hundred twenty (120) shares of the Common Stock of the Company (the "Offer").

                  In accordance with the terms of the Offer, this letter will serve to advise you that the Company has extended the Expiration Date of the Offer to 12:01 a.m., Eastern Standard Time, on Monday, December 2, 1996. The Company reserves the right, in its sole discretion, to again extend the period of time during which the Offer is open, in which event the "Expiration Date" shall thereafter mean the latest date and time to which the Offer is extended.

                  In connection with your consideration of whether to tender your Series B Preferred Stock, or if you have already tendered such stock, to reconsider whether you wish to do so, the Company is enclosing with this letter summary financial information of the Company on an actual (historical) and pro forma basis, as well as a copy of the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1996.

                  Finally, this letter will serve to advise you that securities tendered pursuant to this offer, including any securities previously tendered pursuant to the Letter of Transmittal, may be withdrawn at any time during the period the Offer remains open and, if not yet accepted for payment, after the expiration of 40 business days from the commencement of such offer on August 23, 1996. If any holder of Series B Preferred Stock desires to withdraw a previous tender, he or she should


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write to the Company at the following address in time for such notice to be received before December 2, 1996:

                  8855 North Black Canyon Highway
                         Phoenix, AZ 85021

                             Very truly yours,

                             DIMENSIONAL VISIONS GROUP, LTD.


                             By:   /s/ George S. Smith
                                ----------------------------------
                                      George S. Smith,
                                      Chairman of the Board
                                       and Chief Executive Officer

                  I hereby elect to tender the following number of shares of Series B Preferred Stock pursuant to the offer of DVG dated August 19, 1996 as modified by letter dated October 23, 1996.


SHAREHOLDER

__________________________          DATE:___________________
Print Name(s):


__________________________          No. of shares of Series B
Signature of Shareholder                    Stock tendered___________


__________________________          Certificate No. _________________
Signature of Shareholder

Please sign names exactly as name(s)
appear(s) on the records of
the Company. If shares are
held in more than one name, all
Shareholders must sign.

                DIMENSIONAL VISIONS GROUP, LTD. AND SUBSIDIARIES

                       Consolidated Summary Financial Data





                                                                              Years Ended June 30,
                                                   -----------------------------------------------------------------------
                                                   Pro Forma                                Actual (Historical)
                                                   ---------                ----------------------------------------------
                                                     1996                   1996                   1995               1994
                                                     ----                   ----                   ----               ----
                                                  (Unaudited)


Statement of Operations Data:(1)
         Revenues                                $1,083,897              $1,083,897               $134,028               ---
         Net Loss                               ($1,992,397)            ($2,035,647)           ($1,192,332)         ($1,069,642)
         Net Loss per share
           of Common Stock(2)                        ($ .05)                  ($.12)                 ($.07)               ($.07)


Balance Sheet Data (at end of
  period(1)
         Working Capital (deficit)                   $9,528                  $9,528              ($138,013)            ($85,149)
         Total Assets                            $1,408,919              $1,408,919               $451,237             $449,725
         Total Liabilities                         $673,058                $673,058
         Stockholders' equity                      $779,111                $735,861            ($2,050,993)         ($1,015,136)
           (deficiency)

-----------------

(1) The Statement of Operations Data assume that the Company's Secured Noteholders who converted their secured debt to Series B Preferred Stock through the exercise of redeemable warrants did so on July 1, 1995. The Net Loss was decreased by the interest expense of $43,250 on the debentures prior to their conversion for the period July 1 through September 30, 1995. The Balance Sheet Data assume that the exchange of 120 shares of Company Common Stock for each outstanding share of Series B Preferred Stock pursuant to the pending offer took place on June 30, 1996.

(2) As adjusted for the issuance of 22,884,000 shares of the Company's Common Stock to be issued on the exchange of 120 shares of Company Common Stock for each share of Series B Preferred Stock pursuant to the pending offer.